Exhibit 10.1

ASSET PURCHASE AGREEMENT

by and between

LOCAL CORPORATION

and

MEDIA.NET ADVERTISING FZ-LLC

Dated as of December 1, 2015

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5.9	Brokers or Finders	23
5.10	Compliance with Laws; Permits	23
5.11	No Other Representations or Warranties; Disclaimer	23
5.12	Leases	23
5.13	Environmental Laws and Regulations	24
5.14	Taxes	24

	ARTICLE 6
	REPRESENTATIONS AND WARRANTIES OF BUYER

6.1	Organization, Good Standing and Qualification	25
6.2	Authority	25
6.3	Consents	26
6.4	Brokers or Finders	26
6.5	Litigation	26

	ARTICLE 7
	COVENANTS AND AGREEMENTS

7.1	Notice of Transaction as Required by Bankruptcy Court; Seller Not Party to Other Agreement	26
7.2	Interim Covenants	27
7.3	Public Announcements	28
7.4	Post-Closing Tax Covenants	28
7.5	Confidentiality	29
7.6	Domain Names	29
7.7	Brokers	29
7.8	Transition Services	29
7.9	[Reserved]	30
7.10	Employees and Labor Matters	30
7.11	Use of Transferred IP	30
7.12	Designation of Buyer(s)	30
7.13	Restrictive Covenants	30
7.14	Assumption Effective Date	31
7.15	Disclaimer of Warranties	32

	ARTICLE 8
	INDEMNIFICATION

8.1	Survival	33
8.2	Indemnification By Seller	33
8.3	Indemnification By Buyer	33
8.4	Certain Limitations	34
8.5	Exclusive Remedies	34
8.6	Payments; Determination of Amounts; Tax Claims	34
8.7	Bankruptcy Court	35

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	ARTICLE 9
	TERMINATION; TERMINATION PAYMENT

9.1	Termination	35
9.2	Effect of Termination or Breach	36

	ARTICLE 10
	GENERAL

10.1	No Third Party Beneficiaries	36
10.2	Notices	36
10.3	Binding Effect	38
10.4	Entire Agreement; Modification; Waiver	38
10.5	Dispute Resolution; Bankruptcy Court Jurisdiction	38
10.6	Expenses	38
10.7	Construction	38
10.8	Assignment	38
10.9	Specific Performance	39
10.10	Relationship	39
10.11	Counterparts	39
10.12	Headings	39
10.13	Severability	39
10.14	Interpretation	39

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 1, 2015, is made by and between Local Corporation, a Delaware corporation (“Seller”), and Media.Net Advertising FZ-LLC, a limited liability company organized in the Dubai Internet City Free Zone of the United Arab Emirates (“Buyer”). Seller and Buyer are each referred to herein as a “Party” and collectively, as the “Parties”.

RECITALS

A. On June 23, 2015, Seller filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et sec. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Central District of California (the “Bankruptcy Court”), commencing the case captioned In re: Local Corporation, 8:15-bk-13153 (SC) (the “Bankruptcy Case”).

B. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the assets that constitute the Business (as defined below), subject to and upon the terms and conditions in this Agreement.

C. The Parties intend to effectuate the transactions contemplated by this Agreement through a sale by Seller of the assets of the Business pursuant to Section 363 of the Bankruptcy Code.

D. The execution and delivery of this Agreement and Seller’s ability to consummate the transactions set forth in this Agreement are subject, among other things, to the entry of an order of the Bankruptcy Court under, inter alia, Sections 363 and 365 of the Bankruptcy Code.

In consideration of the covenants and mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Capitalized Terms. In addition to the other defined terms appearing elsewhere herein, the following capitalized terms shall have the meanings set forth below.

(a) “Affiliate” means, as to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the first Person, where the term “control” means the power to direct, or cause the direction of, the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “Alternative Transaction” means a transaction or series of transactions in which any or all of the Purchased Assets used to derive, directly or indirectly, twenty percent (20%) or more of the revenues, net income or cash flow from operations or assets of the Business in the immediately preceding fiscal quarter are sold, assigned, transferred or otherwise exchanged for value.

(a) “Assumed Liabilities” has the meaning set forth in Section 2.3.

(b) “Bankruptcy Case” shall have the meaning ascribed to such term in the Recitals.

(c) “Bankruptcy Code” shall have the meaning ascribed to such term in the Recitals.

(d) “Bankruptcy Court” shall have the meaning ascribed to such term in the Recitals.

(e) “Bankruptcy Rules” shall mean the Federal Rules of Bankruptcy Procedure.

(f) “Benefit Arrangement” means any employment, consulting, severance or other similar contract, arrangement or policy (written or oral) and each plan, arrangement, program, agreement or commitment (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health or accident benefits (including any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (a) is not a Welfare Plan, Pension Plan or Multiemployer Plan and (b) is entered into, maintained, contributed to or required to be contributed to or has been entered into, maintained, contributed to or required to be contributed to, by Seller or under which Seller has or may have any Liability.

(g) “Bidding Procedures Order” means that certain Order (1) Approving Bidding Procedures and Expense Reimbursement in Connection with Proposed Sale of Substantially All Assets of the Estate; (2) Scheduling an Auction, Sale Hearing, and Certain Deadlines Related to Sale of Substantially All Assets; and (3) Approving Form of Notice of Sale, entered by the Bankruptcy Court in the Bankruptcy Case on October 22, 2015 (Docket No. 210).

(h) “Books and Records” has the meaning set forth in Section 2.1(h).

(i) “Business” means all aspects of the business and operations conducted by Seller within the twelve (12) month period immediately preceding the Closing Date, including without limitation (i) the operation of local search engine web sites and white-labeled local search engine web sites on behalf of local and regional digital media publishers and (ii) the Seller’s business and operations relating to its Krillion, NQuery and Network businesses, in each case including all brand names, software, Patents, contracts, domain names, websites and platforms used by Seller in connection with the foregoing.

(j) “Business Day” means any day other than a Saturday or Sunday or any other day in which banks in Irvine, California are required or authorized by law to be closed.

(k) “Claim” has the meaning set forth in Section 101(5) of the Bankruptcy Code.

(l) “Closing” has the meaning set forth in Section 3.1.

(m) “Closing Date” has the meaning set forth in Section 3.1.

(n) “Code” means the Internal Revenue Code of 1986, as amended.

(o) “Collateral Agreements” has the meaning set forth in Section 4.1(g)(ii).

(p) “Contract” means any written or oral contract, agreement, instrument, commitment, arrangement or undertaking that is legally binding (including licenses, joint ventures, partnerships, engagements, guarantees, sublicenses, subcontracts and purchase orders).

(q) “Copyrights” means all works of authorship, copyrights and similar rights in protectable material, including rights to use, and all applications, renewals and extensions thereof and any and all “moral rights” used in the conduct of the Business, including without limitation the copyrights set forth on Schedule 1(q) hereto.

(r) “Cure Costs” means all liabilities, obligations and commitments of Seller for all cure, compensation and reinstatement costs or expenses of or relating to the assumption and assignment of any Contracts (including, for the avoidance of doubt, real and personal property leases) to be assumed and assigned as part of the Transferred Agreements that are payable or necessary to cure any defaults pursuant to Section 365 of the Bankruptcy Code on account of any obligation or default arising before the Closing Date.

(s) “Domain Names” has the meaning set forth in Section 2.1(c).

(t) “Environmental Law” has the meaning set forth in Section 5.13(b).

(u) “ERISA Affiliate” shall mean any corporation or other business entity that is included in a controlled group of corporations within which Seller is also included, as provided in Section 414(b) of the Code; or which is a trade or business under common control with Seller, as provided in Section 414(c) of the Code; or which constitutes a member of an affiliated service group within which Seller is also included, as provided in Section 414(m) of the Code; or which is required to be aggregated with Seller pursuant to regulations issued under Section 414(o) of the Code; or which is treated as a single employer with Seller under Section 4001 of the Employee Retirement Income Security Act of 1974, as amended.

(v) “Escrow Agent” means SunTrust Bank, a Georgia banking corporation, or such other escrow agent mutually agreed upon by the Parties.

(w) “Escrow Agreement” has the meaning set forth in Section 3.2.

(x) “Escrow Amount” has the meaning set forth in Section 3.2.

(y) “Excluded Assets” shall mean the following items:

(i) Cash and cash equivalents and current assets of Seller, in each case determined in accordance with GAAP;

(ii) All accounts receivables accrued and existing as of the Closing;

(iii) All contracts other than the Transferred Agreements;

(iv) All claims for refunds of Taxes and other governmental charges of whatever nature;

(v) All health and Benefit Arrangements maintained by Seller for its employees;

(vi) All causes of action that do not relate to any of the Purchased Assets or the Business;

(vii) All claims and causes of action under sections 544, 545, 547, 548, 549, 550, or 553 of the Bankruptcy Code, and any other claims or causes of action belonging to Seller or its estate, and all of Seller’s rights and causes of action arising under section 502 and 503 of the Bankruptcy Code and Rule 3007 thereunder (“Chapter 5 Claims, Rights and Causes of Action”);

(viii) Seller’s corporate seals, stock record books, corporate record books containing minutes of meeting of directors and stockholders, Tax Returns and records (originals only – with copies of such returns and records being deemed to be Purchased Assets to the extent now or hereafter relevant to any indemnifiable Losses of a Buyer Indemnified Party), books of account and ledgers and such other record having to do solely with Seller’s organization or stock capitalization or Excluded Assets or Liabilities retained by Seller; and

(ix) All personal records and other records that Seller is required by Law to retain in its possession.

(z) “Expense Reimbursement” means an amount equal to the reasonable out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants, and other agents and representatives) actually incurred by or on behalf of Buyer in connection with the authorization, preparation, negotiation, execution or performance of this Agreement, the Collateral Agreements, and the transactions contemplated hereby and thereby, including without limitation the due diligence and evaluation by Buyer of the transactions contemplated by this Agreement and the Collateral Agreements.

(aa) “Final Order” means an order of the Bankruptcy Court (i) that has not been reversed, vacated or stayed, and the time to file an appeal or a motion to reconsider has expired and is not stayed, or (ii) with respect to which any appeal has been finally decided and no further appeal or petition for certiorari can be taken or granted.

(bb) “GAAP” means United States generally accepted accounting principles in effect from time to time.

(cc) “Governmental Authority” means any governmental, regulatory or administrative authority, agency or commission or any court, tribunal, judicial or arbitral body, and any instrumentality of any of the foregoing.

(dd) “Governmental Order” means any order, ruling, writ, judgment, injunction, decree, stipulation, determination, award or binding agreement issued, promulgated or entered by or with any Governmental Authority, and in the case of Tax-related matters, includes any closing agreement or similar settlement, ruling, technical advice request, voluntary disclosure or managed audit initiated in relation to or affecting the Purchased Assets or the Business.

(ee) “Hazardous Material” has the meaning set forth in Section 5.13(b).

(ff) “Intellectual Property” means all information, materials and other subject matter that are covered by, or are embodiments of, Intellectual Property Rights, including, by way of example, proprietary business methods and other inventions, works of authorship, artistic works and other subject matter that are covered by copyrights, trademarks, service marks, logos, domain names, and all information subject to protection as trade secrets. For avoidance of doubt, without limiting the foregoing, Intellectual Property includes algorithms, formulae, protocols, software code (in any format, including source code and executable formats), software documentation, books and reports, marketing and advertising content, audiovisual works, websites, system architectures and configurations, database schemas, non-public data, and all electronic and digital records or any kind.

(gg) “Intellectual Property Rights” are the rights held by Seller of a Copyright, Patent, Trademark, and trade secret, including (i) the rights to copy, public perform, public display, distribute, adapt, translate, modify and create derivative works of copyrighted subject matter; (ii) the rights to preclude another from using, making, having made, selling, offering to sell, and importing patented subject matter and the right to preclude another from practicing patented methods, (iii) the rights to use and display any marks in association with businesses, products or services as an indication of ownership, origin, affiliation, or sponsorship; (iv) rights in any domain name registration; and (v) the rights to apply for any of the foregoing rights, and all rights in those applications. Intellectual Property Rights also include any and all rights associated with particular information that are granted by law and that give Seller, independent of contract, exclusive authority to control use or disclosure of the information, including privacy rights and any rights in databases recognized by applicable law.

(hh) “Key Employees” has the meaning set forth in Section 4.1(f).

(ii) “Knowledge” means, with respect to Seller, the actual or constructive knowledge after due inquiry of Sellers’ executive officers and Carlos Caponera.

(jj) “Laws” shall mean any constitution, statute, law, ordinance, regulation, rule, code, requirement or rule of law.

(kk) “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

(ll) “Liability” means any direct or indirect debt, liability, commitment or obligation (whether known or unknown, matured or not matured, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, incurred or consequential and due or to become due), including any liability for Taxes.

(mm) “License Agreements” shall mean Contracts under which Seller or one of its Affiliates has granted third parties the right to use any Transferred IP or other protectable elements of the Business or the Purchased Assets.

(nn) “Lien” means any mortgage, pledge, lien, security interest, charge, Claim, encumbrance (including, collateral assignment, right of setoff, right of recoupment, pledge, levy, charge, escrow, option, right of first refusal, restriction (whether on transfer, disposition or otherwise), third party right, right limited to Seller personally, other agreement or term tending to limit any right or privilege of Seller under any Contract, conditional sale contract, title retention contract, mortgage, lease, deed of trust, hypothecation, indenture, security agreement, easement, license, servitude, or similar agreement, arrangement, contract, commitment, understanding or obligation, whether written or oral, or imposed by any Law, equity or otherwise imposing any restriction on Seller or any of Seller’s right, title or interest in any asset), limitation or restriction with respect to the creation of any of the foregoing, whether relating to any property or right or the income or profits thereof or therefrom. Notwithstanding the foregoing, the performance obligations of an assignee of a Transferred Agreement and the other terms of such Transferred Agreement shall not be deemed to be a Lien on such Transferred Agreement.

(oo) “Local Contracts” has the meaning set forth in Section 5.8(a).

(pp) “Losses” means losses, damages, liabilities, Taxes, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees, the cost of enforcing any right to indemnification hereunder, incidental, and consequential damages, including increases in insurance premiums.

(qq) “Material Adverse Change” means any result, occurrence, fact, change, event or effect that (i) has, or is reasonably expected to have, a materially adverse effect on the business, assets, liabilities, prospects, condition, or results of operations of the Business taken as a whole, or (ii) results in the inability of Seller to convey to Buyer all of the material elements of the Purchased Assets.

(rr) “Multiemployer Plan” means any “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA, which any Seller or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or maintained, administered, contributed to or was required to contribute to, or under which any Seller or any ERISA Affiliate has or may have any Liability.

(ss) “Open Source Code” shall mean any software code, specifications, and standards that are distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the License Agreements.

(tt) “Patents” means, collectively, all patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights of Seller, including those patents set forth on Schedule 1(tt) hereto.

(uu) “Pension Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) which Seller or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or maintained, administered, contributed to or was required to contribute to, or under which Seller or any ERISA Affiliate has or may have any Liability.

(vv) “Permits” means all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Authority or any other Person necessary for the conduct of the Business in compliance with Law.

(ww) “Person” means an individual, partnership, firm, corporation, limited liability company, association, joint venture, trust, unincorporated organization or other entity (including any Governmental Entity or any department, agency or political subdivision thereof).

(xx) “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

(yy) “Purchase Price” means Three Million and One Hundred Twenty Thousand Dollars ($3,120,000).

(zz) “Purchased Assets” has the meaning set forth in Section 2.1.

(aaa) “Retained Liabilities” has the meaning set forth in Section 2.4.

(bbb) “Rule” or “Rules” means the Federal Rules of Bankruptcy Procedure.

(ccc) “Sale Order” means the Final Order of the Bankruptcy Court, in substantially the form attached hereto as Exhibit A, or such other form as is reasonably acceptable to Seller and Buyer in their sole discretion.

(ddd) “Sale Order Condition” means the Sale Order is a Final Order and has been entered by the Bankruptcy Court without any changes thereto that, if the Closing were completed, could (i) have an adverse affect, or could be expected to adversely affect, Buyer’s right, title and interest in and to the Purchased Assets, (ii) cause the imposition on Buyer of, or fail to discharge Buyer from, any liability or obligation (other than the Assumed Liabilities or Buyer’s obligations hereunder) or its ability to use the Purchased Assets after the Closing, or (iii) otherwise adversely affect, or could be expected to adversely affect, in Buyer’s judgment, exercised in good faith, the benefits or burdens Buyer expects from the transactions contemplated by the Agreement.

(eee) “Seller Privacy Policy” shall mean each external or internal privacy policy of Seller utilized in connection with the conduct of the Business, including any policy relating to: (a) the privacy of users of any Seller Web Site; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; and (c) any employee information.

(fff) “Subsidiary” means with respect to any Person, any corporation, association, business entity, partnership, limited liability company or other Person of which such Person, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing at least fifty percent (50%) of the voting power of such Person, or (ii) is entitled, by contract or otherwise, to elect, appoint or designate directors or other members constituting a majority of the members of such Person’s board of directors, board of managers or other governing body.

(ggg) “Successor Taxes” means any Liability for the unpaid Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise, including without limitation any Tax that (a) accrued prior to the effective time of the Closing with respect to or affecting the Purchased Assets or the Business, and (b) is transferred to Buyer by operation of applicable successorship (including successor Tax liability) Law, including Tax-related “bulk transfer” Laws.

(hhh) “Tangible Assets” has the meaning set forth in Section 2.1(b).

(iii) “Tax” or, collectively, “Taxes,” shall mean (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, margin, franchise, withholding, payroll, recapture, employment, excise and property taxes, unclaimed, abandoned, or escheated property, and any other regulatory or governmental imposts, in each case together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any Transfer Taxes or Successor Taxes

(jjj) “Tax Returns” means any return, report, declaration, form, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(kkk) “Trademarks” means all trade names, logos, trademarks, trade dress and service marks, common law trademark rights in characters’ names and other protectable elements, and all registrations and applications for registration of the foregoing, and equivalents of the foregoing throughout the world used in the conduct of the Business, including without limitation the trademarks set forth on Schedule 1(kkk) hereto.

(lll) “Transfer Taxes” has the meaning set forth in Section 3.5.

(mmm) “Transferred Employees” means the employees listed on Schedule 1(mmm) attached hereto.

(nnn) “Transition Employment Date” has the meaning set forth in Section 7.10.

(ooo) “Transition Services Agreement” has the meaning set forth in Section 7.8.

(ppp) “Transition Services Period” has the meaning set forth in Section 7.8.

(qqq) “Transferred Agreements” means, collectively, (i) the Transferred Contracts and (ii) the Transferred Tangible Asset Leases.

(rrr) “Transferred Contracts” means those Contracts set forth on Schedule (rrr).

(sss) “Transferred Tangible Asset Leases” has the meaning set forth in Section 5.12(b).

(ttt) “Transferred IP” shall mean all Intellectual Property Rights included within the Purchased Assets.

(uuu) “Use” means to use, reproduce, prepare derivative works based upon, distribute, perform, exhibit, broadcast, make, have made, sell, license, sublicense, market and otherwise exploit.

(vvv) “User Data” shall mean any Personal Data or other data or information collected by or on behalf of Seller from users of any Web Site.

(www) “Web Site” shall mean any public or private website owned, used, held for use, maintained or operated by or on behalf of Seller since December 31, 2014, including without limitation the websites listed on Schedule 1(www).

(xxx) “Welfare Plan” means any “employee welfare benefit plan” as defined in Section 3(1) of ERISA, which Seller or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or maintained, administered, contributed to or was required to contribute to, or under which Seller or any ERISA Affiliate has or may have any Liability.

ARTICLE 2

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1 Purchase and Sale of Assets. Subject to the terms and conditions set forth in this Agreement and in accordance with Sections 363 and 365 of the Bankruptcy Code, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer good and valid title, free of any Liens, and Buyer hereby agrees to purchase, acquire and, solely in the case of the Transferred Agreements, to assume from Seller, all of Seller’s right, title and interest in and to all of Seller’s property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, including without limitation the following (but excluding for all purposes the Excluded Assets):

(a) all Intellectual Property and Intellectual Property Rights;

(b) all tangible assets, including without limitation all furniture, fixtures, supplies, hardware and those assets set forth on Schedule 2.1(b) hereof (collectively, the “Tangible Assets”);

(c) all Internet domain names, including those Internet domain names listed on Schedule 2.1(c) (the “Domain Names”);

(d) all Web Sites;

(e) the Transferred Agreements;

(f) all goodwill associated with all the Transferred IP and all other goodwill related to all other Purchased Assets;

(g) all insurance benefits, including rights and proceeds, arising from or relating to the Purchased Assets or the Assumed Liabilities prior to the Closing Date;

(h) all documents and records (in paper or electronic format) in Seller’s or any of Seller’s Affiliates’ care, custody or control (collectively, “Books and Records”);

(i) to the extent transferable all Permits, if any, held by Seller; and

(j) all causes of action and Claims whether accruing or arising prior or subsequent to the Closing Date with respect to any Purchased Assets, but excluding all Chapter 5 Claims, Rights and Causes of Action.

All of the assets referred to in this Section 2.1 are collectively referred to herein as the “Purchased Assets”.

2.2 Excluded Assets. Anything herein to the contrary notwithstanding, the Purchased Assets shall not include, and Seller shall retain ownership of, the Excluded Assets.

2.3 Assumed Liabilities. In connection with the acquisition of the Purchased Assets pursuant to this Agreement, at the Closing, Buyer shall assume and agree to pay, perform, satisfy and discharge as and when due all Liabilities of Seller under the Transferred Agreements, in each case to the extent (but only to the extent) to be performed (other than payments due on or after the Closing Date but arising as a result of circumstances, events or transactions occurring prior to the Closing Date), or arising from circumstances, events or transactions occurring, on or after the Closing Date (the “Assumed Liabilities”). For the avoidance of doubt, the Assumed Liabilities shall not include any Cure Costs related to the Purchased Assets, which shall be borne exclusively by Seller.

2.4 Retained Liabilities. Anything herein the contrary notwithstanding, Buyer is not assuming nor shall it be obligated to pay, perform or otherwise discharge, and Seller shall retain and remain solely responsible for the payment or satisfaction, without recourse to Buyer, any and all Liabilities other than the Assumed Liabilities of Seller or any of its Affiliates (collectively,

“Retained Liabilities”), which Retained Liabilities include without limitation all Liabilities (A) arising from or in connection with circumstances, events or transactions occurring prior to the Closing Date; and (B) currently existing or hereafter arising with respect to:

(i) any employment or contractor arrangements, Benefit Arrangement, Pension Plan, Multiemployer Plan or Welfare Plan maintained or participated in by Seller or any Affiliate, whether such Liability (or the claim related thereto) accrued or arose prior or subsequent to the Closing Date;

(ii) all Taxes of Seller and its Affiliates including, without limitation, any Tax in any way arising out of or related to Seller’s or its Affiliates’ ownership and operation of the Business or the Purchased Assets for the period prior to the Closing Date, whether the filing of the applicable Tax Return, if any, occurs prior or subsequent to the Closing Date, and including any Successor Taxes;

(iii) Liabilities for all Cure Costs;

(iv) any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Collateral Agreements, and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others;

(v) any Liabilities associated with indebtedness of Seller;

(vi) any Liabilities arising out of, in respect of or in connection with the failure by Seller to comply with any Law or Governmental Order;

(vii) all current liabilities of Seller (as determined in accordance with GAAP); and/or

(viii) Liabilities relating to the Excluded Assets.

For the avoidance of doubt, Buyer shall have no obligation with respect to claims by any employee of Seller, including any Transferred Employee, whether under any Pension Plan or for severance, unpaid wages, unpaid accrued time off, unpaid retention, severance, and other bonuses, credit for prior service, unpaid commissions or otherwise. Seller shall be responsible for any and all Liability under the WARN Act or other legal requirements that arise out of or result from any termination of employment by Seller, including obligations to provide insurance coverage to current or former employees under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended , provided that Buyer complies with its obligations under Section 7.10 of this Agreement with respect to the Transferred Employees.

2.5 Rights of Sellers’ Affiliates. In the event that any Affiliate of Seller has any rights, title or interest, or otherwise owns or controls any Intellectual Property Rights, contractual rights or other assets that would have constituted Purchased Assets had that Person been a Seller under this Agreement, then Seller agrees to promptly cause such Affiliate to transfer all of its right, title and interest in and to such Intellectual Property Rights, contractual rights or other assets, to Buyer; provided, that, if any such Affiliate is a non-debtor, such transfer will not be made pursuant to Section 363 of the Bankruptcy Code but shall be made by a separate transfer instrument.

ARTICLE 3

CLOSING; PURCHASE PRICE

3.1 Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall take place by electronic exchange of signature pages no later than ten days following the satisfaction or waiver of the conditions set forth in Sections 4.1, 4.2 and 4.3 or such other date as mutually agreed upon by Buyer and Seller. The date on which the Closing shall occur is referred to herein as the “Closing Date.” The Closing shall be effective for all purposes as of 12:01 a.m. on the Closing Date.

3.2 Good Faith Deposit. Within two (2) Business Days after the execution of this Agreement or such later date as an escrow account is established, Buyer shall deliver a deposit in an aggregate amount equal to 10 % of the Purchase Price (the “Escrow Amount”), by wire transfer, to the Escrow Agent, pursuant to an Escrow Agreement to be entered into by and among Buyer, Seller, and the Escrow Agent in a form mutually agreed upon by Buyer and Seller (the “Escrow Agreement”). Following the date hereof, Buyer and Seller shall work in good faith to promptly establish an escrow account pursuant to the Escrow Agreement.

3.3 Payments at Closing. At the Closing, in consideration of the sale, transfer, conveyance and assignment of the Purchased Assets to Buyer, Buyer will pay cash by wire transfer of immediately available funds of the following amounts as set forth in the Flow of Funds Memorandum, provided that such amounts, in the aggregate, will not exceed the Purchase Price:

(a) an amount equal to any accrued and unpaid Taxes of Seller as of the Closing Date (including all accrued interest thereon) to the applicable Governmental Authorities to whom such Taxes are due; and

(b) the remainder of the Purchase Price (after the deduction of the Escrow Amount and the amounts described in the foregoing clause (a)) to an account designated by Seller.

Promptly following payment of the amount set forth in Section 3.3(b) hereof, Seller shall pay to the counterparty to each Transferred Agreement the Cure Cost for the assumption and assignment to Buyer of such Transferred Agreement. Notwithstanding the foregoing, if a Cure Cost for a Transferred Agreement is disputed as of the Closing Date by any party with standing in the Bankruptcy Case to dispute such Cure Cost (an “Objecting Party”), Seller shall reserve and set aside an amount of the Purchase Price received pursuant to Section 3.3(b) hereof (which amount shall be no less than the aggregate amount of Cure Costs claimed by all Objecting Parties), and shall use such amount to promptly pay each Objecting Party the amount of the applicable Cure Costs following the final determination (whether by the Bankruptcy Court or consent of the Seller and such counterparty) of such Cure Cost.

3.4 Flow of Funds Memorandum. No later than 3 Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a flow of funds memorandum (the “Flow of

Funds Memorandum”) certified by the Chief Financial Officer of Seller that sets forth the applicable payees, amounts payable and wire instructions for all amounts payable under Section 3.3 hereof. The Parties agree that Buyer shall be entitled to rely on the Flow of Funds Memorandum in making payments under Section 3.3 hereof and that Buyer shall not be responsible for verifying the calculations or the determinations regarding such calculations in the Flow of Funds Memorandum.

3.5 Transfer Taxes. Seller shall be responsible for any sales, use, excise, VAT or other transfer Taxes (“Transfer Taxes”), as well as any Successor Taxes, which are incurred or owed as a result of the sale, purchase or transfer of the Purchased Assets.

3.6 Further Assurances; Post-Closing Cooperation.

(a) From time to time after the Closing until the closing of the Bankruptcy Case, at the request of Buyer, at no cost to Buyer and without further consideration, Seller shall execute and deliver to Buyer such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as may be reasonably necessary in order to transfer, convey and assign to Buyer, and to confirm Buyer’s title to, all of the Purchased Assets.

(b) Following the Closing until the closing of the Bankruptcy Case, Seller will afford Buyer, its counsel and accountants, during normal business hours and upon reasonable advance notice, reasonable access to review (i) the books, records and other data relating to the applicable Purchased Assets in Seller’s possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, at Buyer’s cost and expense, but only to the extent that such access may be reasonably required by Buyer in connection with (A) Buyer’s compliance with the requirements of any Governmental Authority with jurisdiction over the applicable Purchased Assets prior to the Closing, (B) Buyer’s attempt to enforce any of its rights or interests against any Person other than Seller or its Affiliates, and/or (C) the provision of any information required for the defense and prosecution of claims and any other legitimate purpose of Buyer; and (ii) financial and Tax records relating exclusively to the applicable Purchased Assets.

(c) Following the Closing until the closing of the Bankruptcy Case, Buyer will afford Seller, its counsel and accountants, during normal business hours and upon reasonable advance notice, reasonable access to review (i) the books, records and other data which are transferred to Buyer pursuant to the terms of this Agreement and which relate to the applicable Purchased Assets prior to the Closing Date, the right to make copies and extracts therefrom, at Seller’s cost and expense, and access to former employees of Seller but only to the extent that such access may be reasonably required by Seller in connection with (A) Seller’s compliance with the requirements of any Governmental Authority with jurisdiction over such Purchased Assets, (B) Seller’s attempt to enforce any of its rights or interests against any Person other than Buyer or their its Affiliates, and/or (C) estate administration, the winding down of Seller in connection with the Bankruptcy Case, the provision of any information required for the defense and prosecution of claims and any other legitimate purpose of Seller, and (ii) financial and Tax records relating exclusively to such Purchased Assets prior to the Closing Date. Any such review shall be conducted by Seller, its counsel and/or accountants in such manner as to cause the least disruption to Buyer’s businesses as reasonably practicable, and Buyer shall have the right to redact and not make available to Seller any information contained in such books, records and other data that is related to the Purchased Assets or the conduct of the Business from and after the Closing Date.

(d) If, following the Closing, any customer of the Business inadvertently remits a payment to Buyer or its Affiliates that was owed or payable to Seller or its Affiliates in respect of services provided by the Business prior to the Closing Date, Buyer shall, or shall cause its Affiliate to, promptly remit such payment to Seller. If, following the Closing, any customer of the Business inadvertently remits a payment to Seller or its Affiliates that was owed or payable to Buyer or its Affiliates in respect of services provided by the Business on or after the Closing Date, Seller shall, or shall cause its Affiliate to, promptly remit such payment to Buyer.

(e) Following the Closing Date, Seller shall use its commercially reasonable efforts to transfer to Buyer the health, dental and other insurance plans of Seller as requested by Buyer.

3.7 Cure Costs. At Closing and pursuant to Section 365 of the Bankruptcy Code, Seller will assume the Transferred Agreements (to the extent not previously assumed) and assign the Transferred Agreements to Buyer, and Buyer will assume the Transferred Agreements. Unless otherwise agreed upon by Buyer and the counterparty to a Transferred Agreement, all Cure Costs with respect to the Transferred Agreements will be paid by Seller at or about Closing as and when finally determined by the Bankruptcy Court pursuant to the procedures set forth in the Bid Procedures.

3.8 Allocation. Within thirty (30) calendar days after the Closing Date, Buyer shall in good faith prepare an allocation of the Purchase Price (and all other capitalized costs) among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of United States state or local or non-United States Law, as appropriate), which allocation shall be binding upon Seller and Buyer and their respective Affiliates. Buyer and Seller shall report, act and file all Tax Returns (including Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation. Neither Buyer nor Seller shall take any position (whether in audits, Tax Returns or otherwise) which is inconsistent with such allocation unless required to do so by applicable Law.

3.9 Disposition of Escrow Amount.

(a) After the Closing, the Escrow Amount shall be held in the escrow account established by the Parties pursuant to Section 3.2 hereof and Buyer shall cause such amount to be paid to Seller, together with all interest accrued thereon (net of any amounts disbursed to Buyer in respect of any indemnification obligations under Section 8), on the six (6) month anniversary of the Closing Date. To the extent that any portion of the Escrow Amount is subject to any claims of Buyer pursuant to Article 8 of this Agreement and the terms of the Escrow Agreement (the portion of the Escrow Amount subject to such claims, the “Disputed Amount”), such Disputed Amount shall remain in the escrow account until such time as: (i) Seller and Buyer execute a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse all or any portion of such Disputed Amount or (ii) the Escrow Agent shall receive a final, non-appealable order directing the release of all or any portion of such Disputed Amount. For the avoidance of doubt, any conflict between this clause and the Escrow Agreement, the Escrow Agreement shall control.

(b) In the event that this Agreement is terminated by (1) Buyer or Seller (or jointly by both Buyer and Seller) pursuant to Sections 9.1(a), (b), (e), (f) or (g) hereof, or (2) by Buyer pursuant to Sections 9.1(c) or (d) hereof, then, in each case, Buyer and Seller shall promptly, and in any event no later than two (2) Business Days following the termination of this Agreement, direct and cause the Escrow Agent to return the entire Escrow Amount to Buyer. In the event this Agreement is terminated by Seller pursuant to Sections 9.1(c) or (d) hereof, the Escrow Amount shall remain in the escrow account until such time as: (i) Seller and Buyer execute a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse all or any portion of such Escrow Amount or (ii) the Escrow Agent shall receive a final, non-appealable order directing the release of all or any portion of such Escrow Amount.

ARTICLE 4

CONDITIONS PRECEDENT AND DELIVERIES

4.1 Conditions Precedent to obligations of Buyer. The obligations of Buyer under this Agreement are subject to satisfaction of the following conditions precedent on or before the Closing Date (and are waivable by Buyer in its sole discretion):

(a) Representations and Warranties True on the Closing Date; Covenants.

(i) As of the date hereof and as of the Closing Date (in each case, except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date), (i) the representations and warranties contained in Sections 5.1, 5.2, and 5.3(a), (b), and (c) shall be true and correct in all respects, and (ii) any other representation or warranty set forth in Article 5 shall be true and correct in all material respects but without regard to any qualification of materiality or Material Adverse Change included therein.

(ii) Seller shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date, provided that if an obligation or covenant is already qualified by materiality or Material Adverse Change, then such obligation or covenant must be true in all material respects and shall not be subject to the materiality qualifier herein.

(b) Bankruptcy Proceedings.

(i) The Sale Order Condition shall be satisfied in full.

(ii) Notwithstanding anything in Section 4.1(b)(i) to the contrary, nothing in this Agreement shall preclude Buyer or Seller from consummating the transactions contemplated herein if Buyer, in its sole discretion, waives the requirement that the Sale Order shall have become a Final Order. No notice of such waiver of this or any other condition to Closing need be given except to Seller, any official committee appointed in the Bankruptcy Case, and the United States Trustee, it being the intention of the Parties that Buyer shall be entitled to, and is not waiving, the protection of Section 363(m) of the Bankruptcy Code, the mootness doctrine and any similar statute or body of Law if the Closing occurs in the absence of Final Orders.

(c) Material Adverse Change. There shall not have occurred a Material Adverse Change since the date hereof.

(d) Litigation. No court order or Governmental Order shall have been entered that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

(e) Approvals. Subject to the receipt of the approval of the Bankruptcy Court pursuant to the Sale Order, all authorizations, consents, filings and approvals necessary to permit Seller to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect. All terminations or expirations of waiting periods (and any extension thereof) imposed by any Governmental Authority necessary for the transactions contemplated under this Agreement, if any, shall have occurred.

(f) Transferred Employees. Each of Carlos Caponera, Andrea (Hill) Salmon and Mark Sterling (collectively, the “Key Employees”), and at least 65% of the other Transferred Employees shall be employed by Seller as of the Closing Date.

(g) Closing Deliverables.

(i) Seller shall have delivered to Buyer a certificate signed by the Chief Executive Officer, the Chief Financial Officer or the General Counsel of Seller, dated as of the Closing Date, certifying that the conditions specified in Section 4.1(a) have been satisfied as of the Closing.

(ii) Seller shall have delivered to Buyer (1) a duly executed General Assignment and Bill of Sale for the Purchased Assets in a form reasonably acceptable to the Parties (the “General Assignment”); (2) assignments of the Transferred IP included within the Purchased Assets (other than the Transferred IP included within the Purchased Assets to be assigned via an Assignment and Assumption Agreement described in Section 4.3(a) below) in a form reasonably acceptable to the Parties, and (3) such other instruments of conveyance, assignment and transfer as shall be required to vest in Buyer good and marketable title and interest in and to the Purchased Assets (the agreements and other instruments referred to in this Section 4.1(g)(ii) and Section 4.3 are collectively referred to herein as the “Collateral Agreements”).

(iii) Seller shall have delivered one or more assignments in form reasonably acceptable to Buyer and Seller to record the transfer of the Transferred IP included in the Purchased Assets to Buyer, in each place in which the applicable Trademark, Copyright, Patent or Domain Name is registered; and all of Seller’s and its Affiliates’ rights in and under the Transferred Agreements to Buyer.

(iv) Seller shall have delivered to Buyer all necessary forms and certificates complying with applicable Legal Requirements, duly executed and acknowledged by Seller, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

(v) Seller shall have delivered to Buyer the Transition Services Agreement executed by Seller.

(vi) Seller shall have delivered to Buyer those documents referred to in Section 4.3 to which it is a party.

(vii) Any Transferred Agreements covering Purchased Assets shall be amended or other reasonable measures taken as reasonably approved by Buyer to ensure the transfer of rights and obligations thereunder relate only to Purchased Assets.

4.2 Conditions Precedent to obligations of Seller. The obligations of Seller under this Agreement are subject to satisfaction of the following conditions precedent on or before the Closing Date (and are waivable by Seller in Seller’s sole discretion):

(a) Representations and Warranties True on the Closing Date; Covenants.

(i) As of the date hereof and as of the Closing Date (in each case, except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date), (i) the representations and warranties contained in Sections 6.1 and 6.2(a) shall be true and correct in all respects, and (ii) any other representation or warranty set forth in Article 6 shall be true and correct in all material respects but without regard to any qualification of materiality or Material Adverse Change included therein.

(ii) Buyer shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date, provided that if an obligation or covenant is already qualified by materiality or Material Adverse Change, then such obligation or covenant must be true in all material respects and shall not be subject to the materiality qualifier herein.

(b) Bankruptcy Court Approval. The Sale Order shall have been entered by the Bankruptcy Court.

(c) Litigation. No court order or Governmental Order shall have been entered that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

(d) Closing Deliverables.

(i) Buyer shall have delivered to Seller a certificate signed by the Chief Executive Officer of Buyer, dated the date of the Closing Date, certifying that the conditions specified in Section 4.2(a) have been satisfied as of the Closing.

(ii) Buyer shall have delivered to Seller those documents referred to in Section 4.3 to which it is a party.

(iii) Buyer shall have delivered the Transition Services Agreement executed by Buyer.

4.3 Mutual Closing Deliverables. At the Closing, Buyer and Seller shall mutually execute and deliver to the other:

(a) one or more Assignment and Assumption Agreements with respect to (i) the Transferred Agreements and (ii) the other Transferred IP for which there are Assumed Liabilities, in forms reasonably acceptable to the Parties (the “Assignment and Assumption Agreements”); and

(b) such other agreements, instruments and documents which shall be necessary or appropriate to effectuate and consummate the transactions contemplated hereby on and as of the Closing Date.

4.4 Tangible Assets. Buyer and Seller shall mutually agree upon the schedule for the delivery to Buyer of the physical Books and Records and the Tangible Assets, and such delivery shall (a) be made at Seller’s expense and (b) take place no later than 10 days after Closing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Buyer hereby acknowledges and agrees that, except as otherwise expressly provided herein, Seller makes no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Purchased Assets. Except as specifically disclosed in the disclosure schedule attached hereto (the “Disclosure Schedule”) (referencing the appropriate section and paragraph numbers), Seller hereby represents and warrants to Buyer, as follows:

5.1 Organization; Good Standing; Qualification.

(a) Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Seller has all necessary corporate powers to own its properties and to carry on its business as now conducted and as currently contemplated to be conducted.

(b) Seller is duly qualified to transact business and is in good standing in all jurisdictions in which the nature of its business or of its properties makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to result in a Material Adverse Change.

5.2 No Subsidiaries. Seller has no Subsidiary and does not own any shares of capital stock or securities of any other Person, in each case, except for any Subsidiary or Person that does not own, directly or indirectly, all or any portion of the Business or the Purchased Assets.

5.3 Authority. Subject to the necessary authorization from the Bankruptcy Court:

(a) Seller has all requisite corporate power and authority to enter into this Agreement and the Collateral Agreements and to consummate the transactions contemplated hereby and thereby;

(b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller;

(c) this Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation, enforceable against Seller in accordance with its terms; and

(d) except as set forth in Section 5.3(d) of the Disclosure Schedule, the execution and delivery of this Agreement does not nor will not, and subject to the entry by the Bankruptcy Court of the Sale Order, the consummation of the transactions contemplated hereby will not, (i) result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any Transferred Agreement, or (ii) result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any Governmental Order applicable to Seller or its Affiliates or the Purchased Assets.

5.4 Consents. Subject to the necessary authorization from the Bankruptcy Court, no consent, waiver, approval, order, action or authorization of any other Person, or registration, declaration or filing with any Governmental Authority with jurisdiction over the Purchased Assets, is required by, or with respect to, Seller in connection with the execution and delivery of this Agreement by Seller, or the consummation by Seller of the transactions contemplated hereby, except for consents, approvals, actions or filings with or notice to the Bankruptcy Court. Subject to the necessary authorization from the Bankruptcy Court, there is no Contract (not to compete or otherwise), commitment or Governmental Order to which Seller is a party binding upon the Purchased Assets which prohibits the consummation of the transactions contemplated hereby or Buyer’s use and conduct of the Purchased Assets and the Business following the Closing Date as such Purchased Assets and Business are presently used and conducted, as applicable, by Seller.

5.5 Sufficiency and Condition of Assets. Subject to the receipt of the approval of the Bankruptcy Court pursuant to the Sale Order, Seller has good and marketable title to all of its right, title and interest in and to the Purchased Assets free and clear of any and all Liens, other than Liens that will be discharged by the Bankruptcy Court pursuant to the Sale Order. After giving effect to the consummation of the transactions contemplated by this Agreement, including the entry by the Bankruptcy Court of the Sale Order, Buyer will have good and marketable title to the Purchased Assets free and clear of any and all Liens. The Tangible Assets and other items of tangible personal property included in the Purchased Assets are in good operating condition and repair, and are adequate for the uses to which they are being put. The Purchased Assets constitute all of the rights, property and assets necessary to conduct the Business as currently conducted (but after giving effect to the exclusion of the Excluded Contracts).

5.6 Litigation. Except (i) for adversary proceedings to which Seller is a party pending before the Bankruptcy Court, and (ii) any matters that will otherwise be resolved by the Sale Order, there is no Legal Proceeding or order pending or, to Seller’s Knowledge, overtly threatened against Seller which, if adversely determined, would have a Material Adverse Change or materially impair Seller’s ability to consummate the transactions contemplated by this Agreement.

5.7 Intellectual Property Rights.

(a) Ownership Free and Clear. Except as expressly stated in Section 5.7(a) of the Disclosure Schedule, Seller exclusively owns all right, title and interest in and to Transferred IP (other than Intellectual Property Rights licensed to Seller, as identified in Section 5.7(a) of the Disclosure Schedule) free and clear of any Liens (other than nonexclusive licenses identified on Section 5.7(a) of the Disclosure Schedule). Without limiting the generality of the foregoing, except as expressly stated in Section 5.7(a) of the Disclosure Schedule:

(i) no funding, facilities, or personnel of any Governmental Authority or any college, university or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Transferred IP, and no Transferred IP was developed, in whole or in part, pursuant to a Contract with a Governmental Authority;

(ii) no Governmental Authority has any right, title or interest (including license rights) in all or any part of any Transferred IP;

(iii) all documents and instruments necessary to establish, perfect and maintain the rights of Seller in Transferred IP will be validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority as of the Closing;

(iv) each Seller employee, contractor, representative or agent who is or was involved in the creation or development of any Transferred IP has signed a valid and enforceable agreement containing an irrevocable assignment of all Intellectual Property Rights pertaining to such Transferred IP to Seller and confidentiality provisions protecting Transferred IP;

(v) Seller has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information pertaining to the conduct of the Business, and has not disclosed any such proprietary information to non-employees except pursuant to a binding confidentiality agreement; and

(vi) Seller owns or otherwise has, and after the Closing Buyer will have, all Intellectual Property Rights needed to conduct the Business as currently conducted (but after giving effect to the exclusion of the Excluded Contracts).

(b) Valid and Enforceable. All Transferred IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) no Trademark or trade name owned, used or applied for by Seller conflicts or interferes with any trademark or trade name owned, used or applied for by any other Person, and Seller has taken reasonable steps to police the use of its trademarks and service marks;

(ii) except as set forth on Section 5.7(b)(ii) of the Disclosure Schedule, no interference, opposition, reissue, reexamination or other Legal Proceeding is or has been pending or, to the Knowledge of Seller, threatened, in which the scope, validity or enforceability of any Transferred IP is being, has been, or could reasonably be expected to be contested or challenged. To the Knowledge of Seller, there is no basis for a claim that any Transferred IP is invalid or unenforceable.

(c) No Third Party Infringement of Transferred IP. Except as set forth on Section 5.7(c) of the Disclosure Schedule, to the Knowledge of Seller, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Transferred IP. Section 5.7(c) of the Disclosure Schedule accurately identifies (and Seller has delivered to Buyer a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to Seller or any representative of Seller regarding any actual, alleged or suspected infringement or misappropriation of any Transferred IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(d) No Infringement of Third Party IP Rights. Except as set forth on Section 5.7(d) of the Disclosure Schedule, no Seller Software or Transferred IP infringes, violates or makes unlawful use of any intellectual property (whether patents, trademarks, copyrights, or other registered or unregistered intellectual property) of, or contains any intellectual property misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim is pending or, to the Knowledge of Seller, threatened against Seller, except as set forth on Section 5.7(d) of the Disclosure Schedule or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by Seller with respect to such claim or Legal Proceeding;

(ii) Except as set forth on Section 5.7(d) of the Disclosure Schedule, Seller has never received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation by Seller, any Seller representative or agents of Seller of any rights relating to intellectual property (whether patents, trademarks, copyrights, or other registered or unregistered intellectual property) of another Person, including any letter or other communication suggesting or offering that Seller obtain a license to any intellectual property right of another Person.

(e) No Harmful Code. None of the software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by Seller (excluding any third party software that is generally available on standard commercial terms and is licensed to Seller solely for internal use on a non-exclusive basis) (collectively, “Seller Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(f) Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of the source code for any Seller Software to any other Person. The Seller’s use, marketing, distribution, licensing, and sale of Seller Software does not violate any license terms applicable to any item of Open Source Code used or otherwise incorporated into the Seller Software. No Seller Software contains, is derived from, is distributed with or is being or was developed using Open Source Code that is licensed under any terms that: (i) impose or could impose a requirement or condition that any Seller Software or part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability of Seller to use or distribute any Seller Software.

(g) Privacy Policies. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor Buyer’s possession or use of the User Data or any data or information in Seller’s databases in the manner currently used in the Business will result in any violation of any Seller Privacy Policy or any Law of the United States (or any State or subdivision thereof), and, to the Knowledge of Seller, any international Law or Law of any country other than the United States, in each case pertaining to privacy, User Data or Personal Data.

5.8 Contracts.

(a) Section 5.8(a) of the Disclosure Schedule contains a true and complete listing of all Contracts to which Seller or any Seller Affiliate is a party and are directly or indirectly related to the conduct of the Business (collectively, the “Local Contracts”). The Schedule sets forth the title and date, and the identity of the parties thereto for each such Contract. True and correct copies of each such written Local Contract (including all material written amendments, supplements and modifications, and all exhibits, schedules and attachments thereof) have been provided to Buyer prior to the date hereof.

(b) With respect to each Local Contract, (i) such Contract is a legal, valid and binding obligation of Seller and, to the Knowledge of Seller, each other party thereto, enforceable against Seller and each such other party in accordance with its terms, and (ii) neither Seller nor any of its Affiliates nor, to the Knowledge of Seller, any other party thereto, is in material default or has failed to perform any material obligation thereunder or delivered written notice of such party’s intent to terminate such Contract. Subject to the receipt of the approval of the Bankruptcy Court pursuant to the Sale Order, no such Contract will require any other party’s consent in connection with the consummation of the transactions contemplated hereby or if such Contract does require such consent, such consent has been granted. The consummation of the transactions contemplated herein will not result in the breach of any material provision of or termination or voiding of any such Contract. No such Contract has a Liability that will be assumed by Buyer that is in excess of $10,000 in the aggregate.

(c) All Cure Costs relating to any of the Transferred Agreements will have been paid as of the Closing or will be paid at the Closing by Seller.

5.9 Brokers or Finders. Except for its arrangement with Siemer & Associates (“Siemer & Associates”) (the cost of which shall be borne exclusively by Seller), Seller has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement.

5.10 Compliance with Laws; Permits. Seller has all Permits from any Governmental Authority that are required to own, operate and use the Purchased Assets and engage in the Business, except for such Permits the absence of, or noncompliance with, would not have a Seller Material Adverse Change. There are no Permits that are material for Seller’s ownership and use of the Purchased Assets or that are material to Seller’s operation of the Business, in each case as the Purchased Assets were used by Seller, or the Business was operated by Seller, prior to the commencement of the Bankruptcy Case.

5.11 No Other Representations or Warranties; Disclaimer. Except for the representations and warranties made by Seller in this Article 5 (as modified by the Seller Disclosure Schedule), Seller has not made or shall be deemed to make or have made any other express or implied representation or warranty in this Agreement, and Seller expressly disclaims any such other representations or warranties. Without limiting the generality of the foregoing, notwithstanding anything to the contrary in this Agreement, Seller has not made or shall be deemed to make or have made any representation or warranty to Buyer with respect to (a) any estimates, projections, forecasts, plans, budgets, or similar materials or information relating to the future operating and financial performance of the Business heretofore or hereafter delivered or made available to Buyer or any of its agents or representatives, or (b) except as expressly covered by a representation and warranty contained in this Article 5, any other information or documents (financial or otherwise) delivered or made available to Buyer or any of its agents or representatives with respect to Seller or the Business. In furtherance of the foregoing, Buyer acknowledges and agrees that (x) no representation or warranty is being made with respect to the future operating or financial performance of the Business, and (y) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of any and all estimates, projections, forecasts, plans, budgets and similar materials or information that may have been developed by it, delivered or made available to it or any of its agents or representatives.

5.12 Leases.

(a) Seller does not own any real property that is used in the conduct of the Business.

(b) Section 5.12(b) of the Disclosure Schedule lists all leases, licenses, access agreements, subleases and other use agreements of real property to which Seller is a party relating to or used in connection with the Purchased Assets or the Business (collectively, the “Real Property Leases”). Subject to the entry of the Sale Order and payment of any Cure Amounts and the entry of appropriate orders of the Bankruptcy Court, each Transferred Real Property Lease is in full force and effect and is enforceable against the counterparty thereto. True and correct copies of the leases, licenses, access agreements, subleases and other use agreements of the Leased Real Property and any and all ancillary documents pertaining thereto, including but not limited to, all amendments, extensions, side agreements and confirmation letters, and to which Seller is a party or is bound have been made available to Buyer. Subject to the entry of the Sale Order and payment of any Cure Amounts and the entry of appropriate orders of the Bankruptcy Court, each lease, license, access agreement, and other use agreements of furniture, fixtures, hardware, supplies, equipment and other personal property to which Seller is a party relating to or used in connection with the Purchased Assets or the Business (collectively, the “Transferred Tangible Asset Leases”), is in full force and effect and is enforceable against the counterparty thereto. True and correct copies of the Transferred Tangible Asset Leases and any and all ancillary documents pertaining thereto have been made available to Buyer.

5.13 Environmental Laws and Regulations.

(a) The real property that is the subject of the Real Property Leases and Seller are in material compliance with all Environmental Law. To the Seller’s Knowledge, the Leased Real Property is not the subject of any investigation, notice, order or agreement, or threatened investigation regarding any remedial action or the Release, threatened Release or presence of a Hazardous Material.

(b) For purposes of this Agreement, (i) the term “Hazardous Material” means any (A) chemical, material, substance or waste that in relevant form, quantity or concentration is regulated under any Environmental Law, but excludes typical types and quantities of office and janitorial supplies properly and safely maintained in compliance with applicable Environmental Law, (B) biohazardous material, or (C) petroleum product, derivative or by-product, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials or toxic mold; (ii) the term “Environmental Law” means any Law or Governmental Order relating to pollution, contamination or the cleanup, protection or restoration of the environment, natural resources or human health, as it relates to the exposure to Hazardous Material, including the storage, handling or Release of Hazardous Materials; and (iii) the term “Release” means any release, spill, leak, discharge, disposal, migration or emission of a Hazardous Material into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata).

5.14 Taxes.

(a) All Tax Returns required to be filed by Seller, to the extent primarily related to the Business or the Purchased Assets, prior to the Closing Date have been timely filed and were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes required to be paid by Seller with respect to the Business or the Purchased Assets (whether or not required to be shown on any Tax Return) have been timely paid or will be timely paid by Seller when or prior to the time required by Law.

(b) Seller will not, as a result of the transactions contemplated by this Agreement, (i) have engaged in three or more sales for substantial amounts of tangible personal property (including capital assets) within a 12 month period, or (ii) be required to obtain a permit of the kind described in Section 1595 of the California Board of Equalization Sales and Use Tax Regulations.

(c) Seller has withheld or paid over to the proper Governmental Authority all Taxes related to the Business or the Purchased Assets that are required to be withheld or paid over with respect to any period or transaction ended prior to the Closing Date.

(d) Except as set forth in Section 5.14(d) of the Disclosure Schedule, there are no jurisdictions in which Seller is or has been required to file a Tax Return since January 1, 2009.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the date of this Agreement, as follows:

6.1 Organization, Good Standing and Qualification. Buyer is a company duly organized, validly existing, and in good standing under the laws of the Dubai Internet City Free Zone of the United Arab Emirates. Buyer has all necessary limited liability company to own its properties and to carry on its business as now owned and operated. Buyer is duly qualified to transact business and is in good standing in all jurisdictions in which the nature of its business or of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

6.2 Authority. Buyer has all requisite limited liability company power and authority to enter into this Agreement and the Collateral Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer, and no further action is required on the part of Buyer or its members to authorize the Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller and Bankruptcy Court approval, constitutes a valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency, moratorium, reorganization or other similar Laws affecting the rights of creditors, general principles of equity or the effect or availability of rules of Law governing specific performance, injunctive relief or other equitable remedies. The execution and delivery of this Agreement does not nor will not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, (a) any provision of the governing documents of Buyer, as applicable, (b) any mortgage, lease, indenture, contract or other agreement or instrument, permit, concession, franchise or license to which Buyer is a party, or

(c) any Governmental Order applicable to Buyer, except in the cases of clauses (b) and (c) above, where such conflict, violation, default or right of termination, cancellation or acceleration would not reasonably be expected to result in a material adverse effect on the ability of Buyer to contemplate the transactions contemplated by this Agreement.

6.3 Consents. No consent, waiver, approval, order, action or authorization of any other Person, or registration, declaration or filing with any Governmental Authority, is required by, or with respect to, Buyer, in connection with the execution and delivery of this Agreement by Buyer, or the consummation by Buyer of the transactions contemplated hereby.

6.4 Brokers or Finders. Buyer has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement. Buyer has not incurred, and shall not incur, directly or indirectly, any Liability for any brokerage or finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any of the transactions contemplated hereby.

6.5 Litigation. There is no action, suit, claim or proceeding of any nature pending against Buyer or any of its Affiliates which seek to enjoin or prevent the consummation of the transactions contemplated hereby or, if determined adversely to Buyer, would reasonably be expected to impair the ability of Buyer to consummate the transactions contemplated hereby.

ARTICLE 7

COVENANTS AND AGREEMENTS

7.1 Notice of Transaction as Required by Bankruptcy Court; Seller Not Party to Other Agreement.

(a) Buyer and Seller acknowledge that under the Bankruptcy Code the sale of Purchased Assets is subject to approval of the Bankruptcy Court. Buyer and Seller acknowledge that to obtain such approval Seller must demonstrate that it has taken reasonable steps to obtain the highest or best price possible for the Purchased Assets, including giving notice of the transactions contemplated by this Agreement to creditors and other interested parties as ordered by the Bankruptcy Court, providing information about the Purchased Assets to responsible bidders, entertaining higher or better offers from responsible bidders.

(b) Seller represents that Seller is not a party to or bound by any agreement with respect to a possible merger, sale, restructuring, refinancing or other disposition of all or any material part of the Business or the Purchased Assets.

(c) Seller covenants to provide timely, proper and sufficient notice of the transactions contemplated by this Agreement to (i) the Office of the United States Trustee, any official committee of unsecured creditors in the Bankruptcy Case, and any other party requesting notice in the Bankruptcy Case, (ii) all creditors in the Bankruptcy Case (with such notice to be in a form reasonably acceptable to Buyer), (iii) all holders of Liens in or parties with an interest in any of the Purchased Assets, (iv) all parties to or with any interest in the Transferred Agreements or the assets or business relating thereto, (v) any and all parties required by the Bankruptcy Code, the Bankruptcy Rules, the Local Rules of Practice and Procedure of the Bankruptcy Court or the Bankruptcy Court and (vi) any and all other parties reasonably requested by Buyer.

7.2 Interim Covenants.

(a) Except with the prior written consent of Buyer, as otherwise contemplated or permitted by this Agreement or as required by the Bankruptcy Code or other applicable Law, during the period prior to and up to Closing, Seller shall operate the Business in the ordinary course as a chapter 11 debtor in financial and other circumstances similar to the Seller would operate and consistent with past practice and in compliance in all material respects with all Laws applicable to the operation of its business. Without limiting the foregoing, from the date hereof through the Closing Date, or as otherwise required by applicable Law, Seller shall:

(i) maintain the Purchased Assets in a manner consistent with past practices, reasonable wear and tear excepted and maintain the types and levels of insurance currently in effect in respect of the Purchased Assets;

(ii) preserve intact the Business, to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others with whom or with which it has business relations;

(iii) upon any damage, destruction or loss to any Purchased Asset, apply any insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of such Purchased Asset before such event or, if required, to such other (better) condition as may be required by applicable Law;

(iv) promptly advise Buyer in writing of the occurrence of any event that has had, or would reasonably be expected to have, a Material Adverse Change; and

(v) consult with Buyer on all material aspects of the Business as may be reasonably requested from time to time by Buyer.

(b) Except as otherwise contemplated or permitted by this Agreement or by applicable Law, during the period prior to and up to Closing, Seller shall not take any action outside of the ordinary course of business of Seller without the prior written consent of Buyer, including without limitation the following:

(i) enter into, terminate or amend or reject any of the Transferred Agreements, or cancel, modify or waive any material claims held in respect of the Purchased Assets or waive any material rights of value;

(ii) sell, transfer or otherwise dispose of an interest in any of the Purchased Assets;

(iii) dispose of or fail to keep in effect any material rights in, to, or for the use of any of the Transferred Intellectual Property, except for rights which expire or terminate in accordance with their terms;

(iv) subject any Purchased Assets to any Liens; or

(v) authorize any of the foregoing, or commit or agree to take actions, whether in writing or otherwise, to do any of the foregoing.

7.3 Public Announcements. Except as may be required by the Bankruptcy Court, the Bankruptcy Code, the federal securities laws or any other applicable Law, prior to the Closing, neither of Buyer nor Seller will issue any press release or make any other public announcement relating to the transactions contemplated by this Agreement without the prior consent of the other Party. Except as may be required by the Bankruptcy Court, the Bankruptcy Code, the federal securities laws or any other applicable Law, following the Closing, (i) Seller shall not issue any public announcement regarding the transactions contemplated hereby without Buyer’s prior consent, and (ii) Buyer shall have the right to make a public announcement regarding the transactions contemplated hereby. Any party wishing to issue any such press release or make any such other public announcement that references any of the other parties other than to state that the acquisition has occurred or other information contained in a Final Order, will afford such other parties a reasonable opportunity to review and comment on such press release or public announcement relating to the transactions contemplated by this Agreement.

7.4 Post-Closing Tax Covenants.

(a) To the extent relevant to the Business or the Purchased Assets, Buyer and Seller shall each (i) provide the other Party with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any Governmental Authority or in connection with judicial or administrative proceedings relating to any Liability for Taxes arising out of or related to the Business or the Purchased Assets, (ii) retain until the expiration of the applicable statute of limitations (and any extensions thereof) and provide the other Party with reasonable access to all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit, examination or other proceeding by a Governmental Authority relating to Taxes arising out of or related to the Business or the Purchased Assets, and (iii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such records or other information, and if the other Party so requests, allow the other Party to take possession of such records or other information at such other Party’s expense.

(b) Buyer and Seller agree that this Agreement is a technology transfer agreement under Section 6012(c)(10) of the California Sales & Use Tax Law, and that any Tangible Assets will be separately stated at a reasonable price to be agreed upon mutually by Buyer and Seller. The parties acknowledge that the Transferred IP will be transferred in electronic form and via electronic means.

(c) Property Taxes with respect to the Purchased Assets (to the extent they constitute Tangible Assets) for a taxable period beginning on or before and ending after the Closing Date shall be prorated based on the number of days in such period that occur before the Closing Date, on the one hand, and the number of days in such period that occur after the Closing Date, on the other hand, the amount of such property Taxes allocable to the portion of the period ending on the Closing Date being the responsibility of Seller and the remainder being the responsibility of Buyer. No later than five (5) days after receipt by Seller of a written statement from Buyer so apportioning any such property Taxes, Seller shall pay to Buyer the portion of such property Taxes that are the responsibility of Seller.

(d) Buyer and Seller agree to use the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004-53 for employment Taxes with respect to any employees of Seller employed in the Business that become employees of Buyer after the Closing.

(e) In the event of any audit or other proceeding with respect to the Taxes of Seller arising out of or related to the Business or the Purchased Assets, Seller may not compromise, settle or otherwise resolve any such audit or other proceeding in a manner that could have an adverse effect on Buyer or any of its Affiliates, including by reference to Buyer’s future business operations and use of the Purchased Assets, without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed. Seller may not file any amended Tax Return or refund claim with respect to the Business or the Purchased Assets that could have an adverse effect on Buyer or any of its Affiliates, including by reference to Buyer’s future business operations and use of the Purchased Assets, without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed.

7.5 Confidentiality. Subject to Section 7.3 above, Buyer and Seller will each not use, and maintain strict confidentiality with respect to, all of the other party’s Confidential Information (as hereinafter defined) furnished by or on behalf of such other party except to the extent required by Law or Governmental Order, provided, that following the Closing Date, all Confidential Information relating to the Purchased Assets and the Business shall be deemed to be Confidential Information of Buyer. “Confidential Information” shall mean any and all non-public, confidential or proprietary information that, with respect to Buyer, is related to the Purchased Assets or the operations of Buyer and its respective Affiliates, and with respect to Seller, is related to the operations of Seller and its Affiliates, and that the disclosing party or its representatives have made available to the receiving party or its representatives, other than information that (i) is, at the time of disclosure to the receiving party, already in the receiving party’s possession; (ii) is or becomes generally available to the public other than as a result of a breach of this Agreement by the receiving party or its representatives; (iii) becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or their representatives, provided that such source is not bound by a confidentiality agreement or other legal or fiduciary obligation of secrecy to the disclosing party; or (iv) is independently developed by the receiving party.

7.6 Domain Names. Seller shall take such actions as are reasonably necessary pursuant to the procedures of the applicable registrar(s) to transfer the Domain Names to Buyer (e.g., forwarding “authorization codes”).

7.7 Brokers. Seller shall be responsible for all amounts due to Siemer & Associates.

7.8 Transition Services. On the Closing Date, Buyer and Seller shall enter into a transition services agreement in a form reasonably acceptable to the Parties (the “Transition Services Agreement”) whereby the Parties or their respective Affiliates shall provide certain operational and transitional services to one another in accordance with the terms of such Transition Services Agreement for a period commencing on the Closing Date and ending up to

60 days thereafter (the “Transition Services Period”). Subject to Buyer’s obligation to pay the Carry Costs for Designation Contracts pursuant to Section 7.14 hereof and the other amounts specified in the Transition Services Agreement, Seller agrees that it shall make (i) the products and services provided to Seller pursuant to the Designation Contracts available for use by Buyer during the Designation Period and shall not charge Buyer a fee or other charge for such use (other than the Carry Costs contemplated by Section 7.14 hereof) and (ii) the full-time services of the Transferred Employees available to Buyer during the Transition Services Period.

7.9 [Reserved].

7.10 Employees and Labor Matters. Following the Closing Date, Seller shall cooperate with and use commercially reasonable efforts to assist Buyer and its Affiliates in their respective efforts to secure satisfactory employment or other engagement arrangements with the Transferred Employees, including providing Buyer with reasonable access to such Transferred Employees for purposes of negotiating terms of employment or engagement. During the Transition Services Period, Buyer shall make offers of employment to each Key Employee and substantially all of the other Transferred Employees on terms that are no less favorable, in the aggregate, to the rate of base salary or hourly wage and the employee benefits provided to such employees immediately before the date of this Agreement. Nothing contained in this Agreement shall interfere with the right of Buyer and its Affiliates to terminate the employment or engagement of any of the Transferred Employees at any time after the Transition Services Period, with or without cause and with or without prior notice. Immediately prior to the effective date of the employment of the Transferred Employees by Buyer (such date, the “Transition Employment Date”), Seller shall terminate the employment of each Transferred Employee and release each such employee from any non-competition or similar covenant that may be reasonably expected to interfere with the performance of such employee’s duties as an employee of Buyer, or deter such employee from accepting employment with Buyer.

7.11 Use of Transferred IP. After the Closing, Seller shall not Use any of the Transferred IP.

7.12 Designation of Buyer(s). At any time prior to the Closing Date, Buyer may designate one or more of its Affiliates not party to this Agreement to purchase all or any portion of the Purchased Assets or otherwise perform any of Buyer’s obligations or undertakings or exercise any of its rights hereunder or under any Collateral Agreement, or enjoy the rights conferred on Buyer under this Agreement (any such Affiliate, a “Buyer Designee”), provided, that (i) no such designation shall relieve Buyer of its obligations under this Agreement and (ii) Buyer shall cause any Buyer Designee to perform any obligation or undertaking hereunder assigned by Buyer thereto.

7.13 Restrictive Covenants.

(a) For a period of three (3) years from the Transition Employment Date, without the prior written consent of Buyer, as to any Transferred Employee, Seller agrees that it shall not, and that it shall cause its Affiliates not to, directly or indirectly, either (i) solicit for employment or hire any Transferred Employee (in each case, irrespective of whether that Transferred Employee is then employed by Buyer or its Affiliates), or (ii) otherwise induce any

Transferred Employee to discontinue his or her employment or business relationship with Buyer or any of its Affiliates; provided, that Seller and its Affiliates shall not be precluded from soliciting or hiring, or taking any other action with respect to any such individual (1) who responds to a solicitation by a search firm or recruiting agency not specifically targeted at employees of Buyer or any of its Affiliates or (2) whose employment was terminated by Buyer or its Affiliates other than due to a voluntary resignation by that individual or whose employment with Buyer or its Affiliates ceased at least six (6) months prior to the commencement of employment discussions between such individual and Seller or its Affiliates; provided, further, that Seller and its Affiliates shall not be restricted from engaging in general solicitations or advertising not targeted at Transferred Employees. For the avoidance of doubt, Seller shall not be required to cause its former employees or the former employees of its Affiliates to abide by the terms of this Section 7.13(a).

(b) As a material inducement to Buyer to enter into this Agreement and the Collateral Agreements and to consummate the transactions contemplated hereby and thereby, Seller agrees that commencing on the Closing Date for a period of three (3) years thereafter, except for the sole purpose of providing transition services to Buyer during the Transition Service Period, without the prior written consent of Buyer, it shall not, and it shall cause its Affiliates not to, do any of the following anywhere in the world:

(i) engage in, acquire or own an interest in (in whole or in part) any business that engages in the same or substantially the same business as the Business on the date hereof;

(ii) except for the possible pursuit of Chapter 5 Claims, Rights and Causes of Action that are Excluded Assets, interfere with or disrupt, or attempt to interfere with or disrupt, the relationship of Buyer or any of its Affiliates with any customer, vendor, supplier, or contractor of the Business; or

(iii) solicit or divert, or attempt to solicit or divert, the business or patronage (with respect to products or services of the kind or type developed, produced, marketed, furnished, or sold by the Business) of any customer or prospective customer of the Business.

(c) Notwithstanding the foregoing, nothing in this Section 7.13 shall preclude Seller from exercising its rights or complying with its obligations under this Agreement or any Collateral Agreement.

7.14 Assumption Effective Date; Designation Contracts.

(a) The Parties agree that all Transferred Contracts that are assigned to, and assumed by, Buyer will be deemed to have been assigned to, and assumed by, Buyer on the date that is the later of (i) the Closing Date or (ii) (a) the date following the expiration of the deadline for objection to assumption and assignment of the Contract or to a proposed cure amount, if no such objection is submitted or (b) the third business day following the date of resolution of any such objection.

(b) The Parties agree that at any time prior to the Closing Date, Buyer shall have the right, in its sole and absolute discretion, to add additional Local Contracts and such Contracts will thereafter be deemed to be Transferred Contracts for all purposes of this Agreement and the Collateral Agreements, provided, that Buyer may not add any Contract to Section 5.8 of the Disclosure Schedule after the date hereof unless Buyer undertakes to pay all Cure Costs associated with such Contract.

(c) The Parties agree that for a period of sixty (60) days following the Closing Date (the “Designation Period”), Buyer shall have the right to designate (and may serve the applicable notice with respect to any Contract listed on Schedule 7.14 hereto) (the “Designation Contracts”) as a Transferred Contract to be assumed by Seller and assigned to Buyer. During the Designation Period, Buyer shall be responsible for any Carry Costs payable by Seller that accrue or are attributable to the Designation Contracts. Upon notice to Seller of Buyer’s election to designate a Designation Contract as a Transferred Contract, Seller shall use its commercially reasonable efforts to effect the assumption of such Contract by Seller and the assignment of such Contract to Buyer, provided, that Buyer promptly undertakes to pay all Cure Costs associated with such Contract in connection with such assignment and assumption. A Designation Contract shall be deemed to be a Transferred Contract for all purposes of this Agreement upon the date that such Contract is assumed by Seller and assigned to Buyer pursuant to Section 363 of the Bankruptcy Code. For the avoidance of doubt, Buyer shall be under no obligation to designate a Designation Contract as a Transferred Contract. As used herein, the term “Carry Costs” means all amounts payable, including the direct, out-of-pocket costs and net expenses payable to a party (other than to Seller or its Affiliates), under a Designation Contract and actually accrued during the Designation Period; provided, however, that in no event shall Buyer be required to pay Carry Costs for professional fees, including legal fees and expenses, in excess of $5,000.

7.15 Disclaimer of Warranties. Buyer hereby acknowledges and agrees that, except as set forth in Article V, Seller makes no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Purchased Assets (including, without limitation, income to be derived or expenses to be incurred in connection with the Purchased Assets, the physical condition of any personal property comprising a part of the Purchased Assets or which is the subject of any Transferred Contract, the environmental condition or other matter relating to the physical condition of any real property or improvements which are the subject of any lease to be assumed by Buyer at the Closing or any other real property or improvements comprising a part of the Purchased Assets, the zoning of any such real property or improvements, the value of the Purchased Assets (or any portion thereof), the transferability of Purchased Assets or Transferred Contract, the title to the Purchased Assets (or any portion thereof), or any other matter or thing relating to the Purchased Assets or any portion thereof). Without in any way limiting the foregoing, Seller hereby disclaims any warranty (express or implied) of merchantability or fitness for any particular purpose as to any portion of the Purchased Assets. Buyer further acknowledges that Buyer has conducted an independent inspection and investigation of the physical condition of all portions the Property and all such other matters relating to or affecting the Purchased Assets as Buyer deemed necessary or appropriate and that in proceeding with its acquisition of the Purchased Assets, Buyer is doing so based solely upon such independent inspections and investigations. Accordingly, except only for the representations and warranties set forth in Article V, Buyer will accept the Purchased Assets at the Closing “AS IS, WHERE IS,” and “WITH ALL FAULTS.” Without limiting the generality of the immediately foregoing, except for the representations and warranties specifically contained in Article V, Seller hereby expressly disclaims and negates any representation or warranty, express or implied, at common law, by statute, or otherwise, relating to the condition of the assets of Seller; it being the intention of the Parties that the Purchased Assets are to be accepted by Buyer in their present condition and state of repair.

ARTICLE 8

INDEMNIFICATION

8.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is six (6) months from the Closing Date. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

8.2 Indemnification By Seller. Subject to the other terms and conditions of this Article 8, Seller shall indemnify and defend each of Buyer and its Affiliates (collectively, the “Buyer Indemnified Parties”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnified Parties based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations and warranties of Seller contained in this Agreement as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement;

(c) any Retained Liabilities; or

(d) the successful enforcement of the indemnification rights of the Buyer Indemnified Parties hereunder.

8.3 Indemnification By Buyer. Subject to the other terms and conditions of this Article 8, Buyer shall indemnify and defend Seller and its Affiliates (collectively, the “Seller Indemnified Parties”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnified Parties based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or Collateral Agreement, in each case as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement;

(c) any Assumed Liabilities; or

(d) the successful enforcement of the indemnification rights of the Seller Indemnified Parties hereunder.

8.4 Certain Limitations. Notwithstanding the foregoing provisions of this Article 8, Seller shall not be liable to the Buyer Indemnified Parties for indemnification under Section 8.2(a) until the aggregate amount of all Losses in respect of indemnification under such section exceeds $50,000 (the “Threshold”), in which event Seller shall be required to pay or be liable for the aggregate amount of all Losses, regardless of the Threshold. Notwithstanding the foregoing, the aggregate amount of all Losses for which Seller may be liable pursuant to Section 8.2(a) shall not exceed the Escrow Amount.

8.5 Exclusive Remedies. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a Party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 8. Nothing in this Article 8 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled (including without limitation the right to seek specific performance of the covenants contained in Article 7 hereof) or to seek any remedy on account of any party’s fraudulent, criminal or intentional misconduct.

8.6 Payments; Determination of Amounts; Tax Claims.

(a) Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article 8, the Indemnifying Party shall satisfy its obligations within 15 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

(b) All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

(c) For purposes of determining whether a breach has occurred and the extent of damages under this Article 8, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Change or other similar qualification contained in or otherwise applicable to such representation or warranty.

(d) The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its representatives or agents) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any closing condition set forth in this Agreement.

8.7 Bankruptcy Court. All claims for indemnification pursuant to this Article 8 shall be submitted to and resolved by the Bankruptcy Court by motion or commencement of a proceeding before the Bankruptcy Court, without prejudice to any party’s right to appeal any decision of the Bankruptcy Court with respect thereto.

ARTICLE 9

TERMINATION; TERMINATION PAYMENT

9.1 Termination. This Agreement may be terminated prior to the Closing as follows:

(a) by written agreement of each of Buyer and Seller;

(b) by either of Buyer or Seller if any Governmental Authority shall have issued a Governmental Order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated hereby;

(c) by either of Buyer or Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach or misrepresentation of any of the representations or warranties or a material breach of or failure to perform in any material respect any of the covenants or obligations set forth in this Agreement on the part of Seller, on the one hand, or Buyer, on the other hand, which breach, misrepresentation or failure would give rise to the failure of the conditions set forth in Section 4.1(a) or Section 4.2(a), as the case may be, and such breach, misrepresentation or failure cannot be cured prior to the Termination Date, unless such breach, misrepresentation or failure, by its nature, cannot be cured prior to the Closing;

(d) by either of Buyer or Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if satisfaction of a material condition set forth in Section 4.1 or Section 4.2, as the case may be, for the benefit of the terminating party cannot be fulfilled or satisfied prior to the Termination Date and has not been waived by the terminating party, provided that the terminating party shall not be responsible for the failure of such condition to be satisfied;

(e) by Buyer if Seller (i) consummates an Alternative Transaction (other than to or by Buyer), (ii) files, seeks or supports Bankruptcy Court Approval of a chapter 11 plan contemplating the sale or retention of the Purchased Assets in a manner substantially inconsistent with the terms of this Agreement or (iii) executes and delivers an agreement or understanding of any kind with respect to an Alternative Transaction with any party other than Buyer;

(f) by either of Buyer or Seller if the Bankruptcy Court enters an order approving any Alternative Transaction; or

(g) by Buyer or Seller on any day on or after the date that is 14 days after the Bankruptcy Court’s entry of the Sale Order (the “Termination Date”) if the Closing shall not have been consummated by such date (or by such later date as may be mutually agreed to by Buyer and Seller in writing), unless the Closing has not occurred due to a material failure of the terminating party to perform or observe any of its covenants or obligations as set forth in this Agreement required to be performed or observed by it on or before the Closing Date.

9.2 Effect of Termination or Breach.

(a) Except as otherwise provided herein, in the event of termination of this Agreement, this Agreement (other than the terms and provisions set forth in Section 3.9(b), this Section 9.2 and Article 10 hereof, which shall survive such termination) shall become null and void and be deemed of no force and effect, with no liability on the part of any party hereto (or of any of its directors, officers, employees, consultants, contractors, agents, legal and financial advisors or other representatives), and no party hereto shall have any obligations to any other party hereto arising out of this Agreement; provided, however, that no termination of this Agreement shall relieve or release any party from any Liabilities or damages resulting from any willful breach of this Agreement.

(b) Notwithstanding Section 9.2(a) hereof, from and after the entry of the Bidding Procedures Order, if this Agreement is terminated by (i) Buyer pursuant to Sections 9.1(c), (d) or (e), or (ii) Buyer or Seller pursuant to Sections 9.1(f) or (g), then Seller shall be liable to Buyer for the Expense Reimbursement and shall pay such amount to Buyer not later than two (2) Business Days following the approval of such Expense Reimbursement by the Bankruptcy Court. The Expense Reimbursement shall be treated as an administrative expense of Seller’s bankruptcy estate under sections 503(b) or 507(b) of the Bankruptcy Code with priority over all other administrative expenses in the Bankruptcy Case, including any administrative expense claims that may have priority over certain other administrative expenses. The Expense Reimbursement shall be in consideration of the substantial commitment of time and resources by Buyer, including but not limited to, the preparation, negotiation, execution, and performance of this Agreement.

ARTICLE 10

GENERAL

10.1 No Third Party Beneficiaries. Nothing contained in this Agreement shall be construed to confer upon or give to any Person other than the parties hereto and their successors and permitted assigns any rights or remedies under or by reason of this Agreement.

10.2 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by commercial messenger or courier service on the party to whom notice is to be given; on the date of transmission (with hard copy confirmation to follow) if sent by electronic mail or facsimile; or on the third day after mailing if mailed to the party to whom notice is to be given, by first-class mail registered or certified, postage prepaid, and properly addressed as follows:

If Buyer, to:

Media.Net Advertising FZ-LLC

107/108 DIC Bldg 5

Dubai Internet City, Dubai

UAE #215028

Attn: Namit Merchant, COO

with a copies to:

Womble Carlyle Sandridge & Rice, LLP

8065 Leesburg Pike, 4th Floor

Tysons Corner, VA 22182-2738

Attn: Jeffrey A. D. Cohen, Esq.

Telecopy: (703) 918-2260

Telephone: (703) 394-2238

and

BakerHostetler

11601 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90025-0509

Attn: Ashley McDow

Telecopy: (310) 820-8859

Telephone: (310) 442-8846

If to Seller, to:

Local Corporation

7555 Irvine Center Drive

Irvine, CA 92618

Attention: Ken Cragun, Chief Financial Officer

with copies to:

WinthropCouchot

660 Newport Center Drive, Suite 400

Newport Beach, CA 92660

Attn: Garrick A. Hollander, Esq. and Marc Winthrop, Esq.

A party may change the address to which notices hereunder are to be sent to it by giving notice to the other parties to this Agreement of such change of address in the manner provided above.

10.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors, permitted assigns, heirs, executors and personal representatives (including any liquidating trustee, responsible Person or similar representative for Seller or Seller’s estate appointed in connection with the Bankruptcy Case).

10.4 Entire Agreement; Modification; Waiver. This Agreement and the schedules and exhibits attached to this Agreement (which are hereby incorporated herein by this reference), set forth the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous written and oral negotiations, discussions, understandings and agreements pertaining to such subject matter. No supplement, modification or amendment to this Agreement shall be binding unless executed in writing by all of the Parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, any waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

10.5 Dispute Resolution; Bankruptcy Court Jurisdiction.

(a) Buyer and Seller agree that the Bankruptcy Court shall retain jurisdiction to resolve any controversy or claim arising out of or relating to this Agreement, or the breach hereof.

(b) In the event the Bankruptcy Court reserves jurisdiction to consider disputes arising under this Agreement post-confirmation, then all such disputes shall be brought before the Bankruptcy Court. The parties shall jointly request that the Bankruptcy Court reserve such jurisdiction.

(c) In the event the Bankruptcy Court does not reserve such jurisdiction, then, subject to the right of each party to seek specific performance, injunctive relief and/or other non-monetary relief in any court, any controversy, dispute or claim arising between Seller and Buyer with respect to this Agreement or the subject matter covered hereby may be submitted to any of the state or federal courts located in the State of Delaware. Seller and Buyer hereby consent and submit to the jurisdiction of the state and federal courts of the State of Delaware for any such controversy, dispute or claim.

10.6 Expenses. Except as set forth in Section 9.2(b) of this Agreement, whether or not the transactions contemplated hereby are consummated, each of the Parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and all Collateral Agreements and in closing and carrying out the transactions contemplated by this Agreement and such Collateral Agreements.

10.7 Construction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

10.8 Assignment. Except as contemplated by Section 7.12 hereof, no Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Party.

10.9 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

10.10 Relationship. The relationship of the parties to this Agreement is determined solely by the provisions of this Agreement. This Agreement does not create any agency, partnership, joint venture or trust.

10.11 Counterparts. This Agreement may be executed in counterparts (and by facsimile signatures), each of which shall be deemed an original but all of which shall constitute one and the same agreement.

10.12 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.13 Severability. If any provision of the Agreement is held to be invalid or unenforceable at Law, that provision will be reformed as a valid provision to reflect as closely as possible the original provision giving maximum effect to the intent of the parties, or if that cannot be done, will be severed from the Agreement without affecting the validity or enforceability of the remaining provisions.

10.14 Interpretation. The words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LOCAL CORPORATION

By:	/s/ Ken Cragun
Name:	Ken Cragun
Title:	Chief Financial Officer

MEDIA.NET ADVERTISING FZ-LLC

By:	/s/ Vishal Manjalani
Name:	Vishal Manjalani
Title:	Authorized Signatory

[Signature Page to Asset Purchase Agreement]